Danske | Bank

Company announcement

Group Communications
Holmens Kanal 2 - 12
DK-1092 København K
Tel. +45 45 14 56 94

November 12, 2008

[redacted]

Announcement No. 28/2008

Moody's places Danske Bank's rating under review

The international rating agency Moody's has placed Danske Bank's Aa1 rating under review for a possible downgrade.

Danske Bank still has high ratings with Fitch, Moody's and Standard & Poor's. A possible downgrade by Moody's is not expected to affect the Group's funding situation.

Danske Bank's senior debt is covered by the Danish government guarantee in force until September 30, 2010, according to the Danish Act on Financial Stability of October 10, 2008. The Act covers Danske Bank and most of the other banks in Denmark.

Danske Bank

Contact:
Martin Gottlob, Head of Investor Relations, tel. +45 45 14 07 92

This is a translation of a company announcement in the Danish language. In case of discrepancies, the Danish version prevails.